CROSS-REFERENCE TABLE*

Trust Indenture Act Section	Identure Section
310 (a)(1)	7.10
(a)(2)	7.10
(a)(3)	N.A.
(a)(4)	N.A.
(a)(5)	7.10
(b)	7.10
(c)	N.A.
311(a)	7.11
(b)	7.11
(c)	N.A.
312	2.05
312(a)	2.05
(b)	12.03
(c)	12.03
313(a)	7.06
(b)(1)	N.A.
(b)(2)	7.06
(c)	7.06; 12.02
(d)	7.06
314(a)	4.03
3.14(a)(4)	12.05
(b)	10.02
(c)(1)	7.02, 12.04
(c)(2)	7.02, 12.04
(c)(3)	7.02, 12.04
(d)	10.05
(e)	12.05
(f)	N.A.
315(a)	7.01(b)
(b)	7.05
(c)	7.01(a)
(d)	7.01(c)
(e)	6.11
316(a)(last sentence)	2.09
(a)(1)(A)	6.02, 9.02
(a)(1)(B)	6.04, 9.02
(a)(2)	N.A.
(b)	6.04, 9.02
(c)	N.A.
317(a)(1)	6.08
(a)(2)	6.09
(b)	2.04
318(a)	12.01
(b)	N.A.
(c)	12.01

N.A. means not applicable.
*   This Cross-Reference Table is not part of the Indenture.